Exhibit (4) a.
Crestar Bank
P. O. Box 26665
Richmond, VA 23261-6665
(804)782-5000

August 3, 1999

Mr. Robert E. Knowles
Executive Vice President
S&K Famous Brands, Inc.
P. O. Box 31800
11100 West Broad Street
Richmond, VA 23294

Dear Bob:

It is my pleasure to confirm that Crestar Bank (the "Bank") has approved your request to extend the maturity of the existing Credit Agreement (the "Agreement") dated March 10, 1994, and the subsequent Amendment to the Credit Agreement dated April 30, 1997, by and between Crestar Bank (the "Bank") and S&K Famous Brands, Inc. (the "Company"). The effective date of the extension shall be July 30, 1999.

The Agreement(s) is hereby amended as follows:

         Section 2.1, Section 2.3, and Section 2.4 are amended to change the maturity date of the revolving loan(s) from May 31, 2000 to May 31, 2001.

         Section 3.1, Section 3.3, and Section 3.4 are amended to change the date May 31, 2000 to May 31, 2001, the date June 30, 2000 to June 30, 2001 and the date May 31, 2004 to May 31, 2005.

         References in the Revolving Note dated April 30, 1997 in the amount of $16,000,000 to the maturity date May 31, 2000 shall be changed to May 31, 2001. References to dates in Exhibit B - Term Note shall be changed to correspond with the amendment above related to Section(s) 3.1, 3.3, and 3.4.

In addition, the Bank and the Company agree that is our mutual intent to execute a new Credit Agreement prior to May 31, 2000. Please indicate your acceptance to the terms and conditions of this letter by signing below and returning the original to me in the enclosed envelope. If you have any questions, please contact me at 782-7311.

Sincerely,

/s/William A. Stratton
William A. Stratton
Senior Vice President
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August 3, 1999
Page 2






Agreed and accepted by S&K Famous Brands, Inc. this 30th day of July, 1999:

By:  /s/Robert E. Knowles

Title:   Executive Vice President